FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For November 10, 2006

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated November 10, 2006

2.

Material Change Report dated November 10, 2006 (re: November 10/06 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  November 10,  2006

By:     “Michael Levy”

 Name

Its:

President and Director

(Title)

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Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Change of Chief Financial Officer

Vancouver, BC – November 10, 2006:  Michael Levy, the President of Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) announces the appointment of Tony M. Ricci C.A. as the Company’s interim Chief Financial Officer, while the Company conducts a search for a full time Chief Financial Officer.  Mr. Ricci is a Chartered Accountant with over 19 years of practice experience, mainly with public companies listed on Canadian and US stock exchanges. His expertise involves auditing and corporate structure advice including the structuring of subsidiaries in Latin America. Previously, he had worked as a Manager with Amec Inc. (formerly H.A. Simons Ltd.) and KPMG as a Senior Accountant. He is also currently the CFO of Norsemont Mining Inc. and has also acted as a director and officer of other TSX Venture Exchange listed companies. Mr. Ricci provides Petaquilla with extensive experience in the areas of corporate finance, acquisitions, financial reporting, corporate governance, accounting and corporate structure advice including the structuring of subsidiaries in Latin America.

The Company’s former Chief Financial Officer, John S. Watt C.A., has resigned effective November 3, 2006.  Mr. Watt will continue to focus on Sarbanes-Oxley compliance issues for other clients and will take a more active role in junior exploration companies.  The Company wishes to thank Mr. Watt for his significant contribution in re-organizing the internal financial controls of the Company, and wishes him well in his future endeavours.

The statements contained in this news release that are not purely historical are forward-looking statements. Forward-looking statements may relate to the success of any of the Company's strategic initiatives, the Company's expectations, beliefs, growth and future prospects, and the Company's position in the market and future opportunities therein. Forward-looking statements may also include, without limitation, any express or implied statement relating to future events, industry performance, general business and economic conditions or circumstances, regulatory and legal requirements, and other matters, many of which are beyond the control of the Company. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. All forward-looking statements included in this news release are based upon information available to the Company as of the date hereof and the Company does not undertake any obligations to update forward-looking statements should circumstances or management's beliefs or opinions change.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Michael Levy

President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063

Toll Free: 877 694-0021
Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE
INFORMATION CONTAINED HEREIN

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
#410 – 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.

Date of Material Change

November 10, 2006

Item 3.

News Release

The Company’s news release dated November 10, 2006, was disseminated by CCN Matthews on November 10, 2006.

Item 4.

Summary of Material Change

.

The Company announces the appointment of Tony M. Ricci C.A. as the Company’s interim Chief Financial Officer, while the Company conducts a search for a full time Chief Financial Officer.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Michael Levy, President of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated November 10, 2006

PETAQUILLA MINERALS LTD.

Per:

“Michael Levy”

Michael Levy
President

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Michael Levy

Contact telephone number:

604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Change of Chief Financial Officer

Vancouver, BC – November 10, 2006:  Michael Levy, the President of Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) announces the appointment of Tony M. Ricci C.A. as the Company’s interim Chief Financial Officer, while the Company conducts a search for a full time Chief Financial Officer.  Mr. Ricci is a Chartered Accountant with over 19 years of practice experience, mainly with public companies listed on Canadian and US stock exchanges. His expertise involves auditing and corporate structure advice including the structuring of subsidiaries in Latin America. Previously, he had worked as a Manager with Amec Inc. (formerly H.A. Simons Ltd.) and KPMG as a Senior Accountant. He is also currently the CFO of Norsemont Mining Inc. and has also acted as a director and officer of other TSX Venture Exchange listed companies. Mr. Ricci provides Petaquilla with extensive experience in the areas of corporate finance, acquisitions, financial reporting, corporate governance, accounting and corporate structure advice including the structuring of subsidiaries in Latin America.

The Company’s former Chief Financial Officer, John S. Watt C.A., has resigned effective November 3, 2006.  Mr. Watt will continue to focus on Sarbanes-Oxley compliance issues for other clients and will take a more active role in junior exploration companies.  The Company wishes to thank Mr. Watt for his significant contribution in re-organizing the internal financial controls of the Company, and wishes him well in his future endeavours.

The statements contained in this news release that are not purely historical are forward-looking statements. Forward-looking statements may relate to the success of any of the Company's strategic initiatives, the Company's expectations, beliefs, growth and future prospects, and the Company's position in the market and future opportunities therein. Forward-looking statements may also include, without limitation, any express or implied statement relating to future events, industry performance, general business and economic conditions or circumstances, regulatory and legal requirements, and other matters, many of which are beyond the control of the Company. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. All forward-looking statements included in this news release are based upon information available to the Company as of the date hereof and the Company does not undertake any obligations to update forward-looking statements should circumstances or management's beliefs or opinions change.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Michael Levy

President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063

Toll Free: 877 694-0021
Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE
INFORMATION CONTAINED HEREIN